

April 4, 2017

Mail Stop 4631

<u>Via E-Mail</u>
Dennis J. Hickey, Chief Financial Officer
Colgate-Palmolive Company
300 Park Avenue
New York, NY 10022

      Re: Colgate-Palmolive Company
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Filed February 23, 2017
              File No. 1-00644

Dear Mr. Hickey:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Restructuring and Related Implementation Charges, page 36

1. We note from your fiscal year 2015 Form 10-K that savings from the 2012 Restructuring Program (as expanded in 2014 and 2015) were projected to be in the range of $405 to $475 pretax ($340 to $390 aftertax) annually by the fourth year of the program and that savings in 2016 were expected to amount to approximately $60 to $70 pretax ($55 to $65 aftertax). Your updated disclosure on page 37 of your current Form 10-K indicates that savings from the 2012 Restructuring Program are projected to be in the range of $430 to $495 pretax ($400 to $475 aftertax) annually, once all projects are approved and implemented. Savings in 2017 are expected to amount to approximate $40 to $60 pretax ($30 to $50 aftertax). Please expand your discussion and analysis to address whether the actual results were in line with the anticipated cost savings. If the anticipated cost savings were not achieved as expected or will be achieved in periods other than as expected, please disclose as such, the reasons for the differences, and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 for guidance.

Critical Accounting Policies and Use of Estimates, page 48

2. You indicate that when multiple valuation methodologies are used for the Company's goodwill analysis, the results are weighted appropriately. Please better clarify your policy for the weighting of differing methodologies.

3. You disclose on page 49 that the estimated fair value of your intangible assets substantially exceeds the recorded carrying value, except for the intangible assets acquired in the Sanex acquisition in 2011, which were recorded at fair value. For those intangible assets for which the estimated fair values do not substantially exceed their carrying value, please disclose the following:
   - The percentage by which the estimated fair value exceeded the carrying value as of the most recent test;
   - The degree of uncertainty associated with key fair value assumptions; and
   - The potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used to determine fair value.

Talcum Powder Matters, page 94

4. We note you had 32 talcum powder cases pending as of December 31, 2015 and 112 cases pending as of the December 31, 2016. In light of this increase, please provide in MD&A a roll forward of the outstanding claims, including the number of claims pending at each balance sheet date, the number of claims filed each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim. See Question 3 to SAB Topic 5Y.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Jeanne Baker, Assistant Chief Accountant, at (202) 551- 3691 or, the undersigned Accounting Branch Chief at (202) 551-3355 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction